# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dreamland Ltd, CIK 0002041338
CUSIP: G28385121
Title of class of securities: Class A Ordinary Shares, par value $0.00125 per share
Address of issuer's principal executive offices: RM 18E, Billion Plaza Phase 2, 10 Cheung Yue Street, Cheung Sha Wan, Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 07/07/2026
Filed by CIK 0002125603
Persons authorized to receive notices and communications: Seto Wai Yue, RM 18E, Billion Plaza Phase 2, 10 Cheung Yue Street, Cheung Sha Wan, Hong Kong, Hong Kong (K3), 00000, 852 5628 6281

## Reporting persons
- Seto Wai Yue (CIK 0002125603): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 829,890; shared voting power 0; sole dispositive power 829,890; shared dispositive power 0; aggregate amount beneficially owned 829,890 (23.81% of the class)
  Comment: (1) The calculation of percentage set forth herein is based on based on 3,485,583 Ordinary Shares, consisting of 3,405,583 Class A Ordinary Shares and 80,000 Class B Ordinary Shares outstanding as of July 10, 2026, which information was provided by the Issuer to the Reporting Persons on July 10, 2026.
  
  The Reporting Person beneficially owns 749,890 Class A Ordinary Shares and 80,000 Class B Ordinary Shares, including 580,000 Class A Ordinary Shares and 72,000 Class B Ordinary Shares acquired from the Issuer in a private placement pursuant to a Securities Purchase Agreement dated July 7, 2026.
  
  Pursuant to the Amended and Restated Memorandum and Articles of Association of the Issuer, each Class A ordinary share is entitled to one vote an each Class B ordinary share is entitled to twelve votes. The percentage reported herein reflects beneficial ownership as a percentage of the Issuer's total outstanding ordinary shares and not the Reporting Person's percentage of aggregate voting power.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.00125 per share
Name of issuer: Dreamland Ltd
Address of issuer's principal executive offices: RM 18E, Billion Plaza Phase 2, 10 Cheung Yue Street, Cheung Sha Wan, Hong Kong, Hong Kong (K3), 00000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Seto Wai Yue (the "Reporting Person")
Residence or business address: The Reporting Person's business address is RM 18E, Billion Plaza Phase 2, 10 Cheung Yue Street, Cheung Sha Wan, Hong Kong.
Present principal occupation or employment: The Reporting Person is the Chairlady of the Board of Directors, Director and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On July 7, 2026, the Reporting Person entered into a Securities Purchase Agreement with the Issuer pursuant to which the Reporting Person agreed to purchase an aggregate of 580,000 Class A Ordinary Shares and 72,000 Class B Ordinary Shares at a price of USD3.75 per Placement Share.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the Shares pursuant to a Securities Purchase Agreement dated July 7, 2026, with the Issuer, under which the Reporting Person purchased an aggregate of 580,000 Class A Ordinary Shares and 72,000 Class B Ordinary Shares in a private placement. The Reporting Person holds the Shares for investment purposes. The Reporting Person is a member of the board of directors of the Issuer and serves as the Chairlady and, as a result, may be asked to vote on or discuss matters related to items (a) through (j) of this Item 4 of Schedule 13D with representatives of the Issuer and others. Except as may be set forth herein, the Reporting Person has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses in items (7) through (12) of the Reporting Person Information and Additional Reporting Person Information of this Schedule 13D are hereby incorporated into this Item 5 by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses in items (7) through (12) of the Reporting Person Information and Additional Reporting Person Information of this Schedule 13D are hereby incorporated into this Item 5 by reference.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No.

## Signatures
- Seto Wai Yue: /s/ Seto Wai Yue, Chairlady of the Board of Directors, Director and Chief Executive Officer (07/13/2026)